[Letterhead of Ernst & Young LLP]

March 3, 2014

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7561

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated March 3, 2014, of Packaging Corporation of America and are in agreement with the statements contained in the second, third, fourth and sixth paragraphs on page 2 therein. We have no basis to agree or disagree with the other statements of the registrant contained therein.

/s/ Ernst & Young LLP